FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month September, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	On 27 August 2008, the arbitration tribunal (the “Tribunal”) of the International Chamber of Commerce handed down a final damages award in the arbitration proceedings brought by Reliance Globalcom Limited (“Reliance”), formerly known as ‘FLAG Telecom’, against the Company relating to the FEA cable (Flag Europe Asia Cable System) which have been ongoing since 2004.

The Tribunal has directed the Company to pay Reliance final damages totaling approximately US$ 19 million plus interest from May 2006, against the US$ 385 million damages award sought by Reliance.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ Rajiv Dhar
	Name:	Rajiv Dhar
September 2, 2008	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL24B/13136

1 September 2008

Dear Sir,

Sub: ICC Arbitration Proceedings.

In the matter of the ICC arbitration proceedings brought by Reliance Globalcom Limited (“Reliance”), formerly known as ‘FLAG Telecom’, against Tata Communications Limited, the Tribunal has, on 27 August 2008, handed down a final award dealing with the issue of damages.

2. The Tribunal has directed Tata Communications to pay Reliance a sum of approximately US$19 million plus interest from May 2006 as damages, against the $385 million sum claimed by Reliance.

3. Tata Communications notes that this is the Tribunal’s final award in the ICC arbitration proceedings regarding the FEA cable which have been ongoing since 2004.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Pradeep Dubey for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office : VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com